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                             June 16, 2020

       Frank Stokes
       Chief Financial Officer
       Castle Biosciences Inc.
       820 S. Friendswood Drive, Suite 201
       Friendswood, Texas 77546

                                                        Re: Castle Biosciences
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 12,
2020
                                                            CIK No. 0001447362

       Dear Mr. Stokes:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at (202) 551-7614 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Karen Deschaine